Exhibit 99.1

April 5, 2017

Dear Shareholder:

We have previously mailed you proxy materials for the Annual Meeting of Shareholders of Farmers National Banc Corp. to be held on April 20, 2017.

According to our latest records we have not yet received your vote. The Annual Meeting is now only a short time away. It is important that you sign and return your Proxy Card today in order to make sure that your shares will be voted at the meeting in accordance with your desires.

Your board of directors recommends that you vote FOR all the nominees and FOR proposals 2, 4, 5, 6 and 7 and for every 1 YEAR on proposal 3.

In the event that your proxy material has been misplaced, we are enclosing for your use a duplicate Proxy Card and return envelope.

Please sign and date the enclosed Proxy Card (or follow the telephone & internet instructions) today. In the event that two Proxy Cards are received from you, the one bearing the latest date will be counted, as it automatically revokes all prior proxies.

Thank you for your cooperation and continued support.

Sincerely,

Kevin J. Helmick

President and Chief Executive Officer

Farmers National Bank

20 South Broad Street ❖ PO Box 555 ❖ Canfield, OH 44406-0555

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Toll Free: 1-888-988-3276 ❖ Ph. (330) 533-3341 ❖ Fax: (330) 533-0451 ❖ Web Site: www.farmersbankgroup.com